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December 13, 2010

VIA EDGAR

Brion R. Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)

File No. 811-05028

Dear Mr. Thompson:

In a September 9, 2010 telephone conversation with me, you communicated the Securities and Exchange Commission staff’s (the “Staff”) comments on Amendment No. 229 (“Amendment 229”) to the Registrant’s registration statement under the Investment Company Act of 1940 (the “1940 Act”), as filed on July 29, 2010. Amendment 229 was filed to make changes to the Registrant’s offering memoranda and offering memorandum supplements for each series of the Registrant’s Private Account Portfolio Series (each series a “Portfolio” and collectively the “Portfolios”). Additionally, Amendment 229 was filed to implement the Portfolios’ initial compliance with the summary prospectus disclosure requirements adopted by the SEC in Investment Company Act Rel. No. 28584 (Jan. 13, 2009). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Offering Memorandums

Comment 1: In the Portfolio Summaries—Principal Investment Strategies sections, please revise any derivatives-related disclosure to: (i) identify each type of derivative instrument used by a Portfolio as part of its principal investment strategies; (ii) delete disclosure relating to derivatives not used by a Portfolio as part of its principal investment strategies; and (ii) clarify the purpose for the use of derivatives in seeking the Portfolio’s investment objective and principal strategies. Also review the Description of Principal Risks—Derivatives Risk section and make conforming revisions. When considering potential revisions to disclosure, refer to the observations made in the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010).

US Austin Boston Charlotte Hartford New York Newport Beach Philadelphia Princeton San Francisco Silicon Valley Washington DC EUROPE Brussels London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Brion R. Thompson December 13, 2010 Page 2

Response: To the extent a Portfolio uses derivatives as part of its principal investment strategies, or such use subjects a Portfolio to a principal risk, the Registrant believes the sections of each Offering Memorandum identified by the Staff’s comment (i) adequately discuss such derivatives, (ii) do not include extraneous discussion of derivatives that are not part of a Portfolio’s principal investment strategies or risks, and (iii) adequately address the purposes for the use of such derivatives.

As indicated by the Staff’s comment, each Portfolio provides a summary of the types of derivatives used, if applicable, within the Principal Investment Strategies section. The disclosure provided in this section is only a summary and is limited to the securities and instruments used in furtherance of a Portfolio’s principal investment strategies. A Portfolio may use a variety of different derivative instruments from time to time for a variety of different purposes, including, but not limited to, risk management and in furtherance of a Portfolio’s investment strategies, both principal and secondary. It would be impossible to identify each type of derivative instrument that may be used, and the various purposes for such use given a continually changing investment landscape, within the confines of a summary of principal investment strategies. The Description of Principal Risks section following the Portfolio Summary is more detailed, but is inherently limited to a discussion of derivatives in the context of what factors constitute a principal risk to a Portfolio.

Although the Registrant does not believe it appropriate to include a full description of each type of derivative used and the purposes thereof within the Portfolio Summary section, the Registrant notes that the more complete disclosure the Staff is requesting is found elsewhere in the registration statement. For example, the Description of Principal Risks section of each Offering Memorandum provides a more complete description of the principal risks of derivatives exposure, if applicable. Still more detailed disclosure regarding derivatives, and their risks, is found in both the Characteristics and Risks of Securities and Investment Techniques section of each Offering Memorandum, to the extent applicable, and the Investment Objectives and Policies section of the Offering Memorandum Supplement. The Registrant believes that this presentation of derivatives disclosure throughout the registration statement – beginning with a summary in the Portfolio Summary and providing successively more detail in each of three separate sections of the Offering Memorandum and Offering Memorandum Supplement that follow – is an appropriate presentation of the types of derivatives used, the purposes thereof and the attendant risks. Accordingly, the Registrant believes the current disclosure is consistent with the Staff’s comment

Comment 2: The PIMCO Emerging Markets Portfolio’s Principal Investment Strategies section states that the Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in a portfolio of Fixed Income Instruments that are

Brion R. Thompson December 13, 2010 Page 3

economically tied to emerging market countries. The same paragraph states, in relevant part, that PIMCO generally considers an instrument to be economically tied to an emerging market country if the issuer or guarantor is organized under the laws of an emerging market country. Please explain how the “organized under the laws of an emerging market country” standard exposes an issuer to the economic fortunes and risks of investing in that country.

Response: The Registrant emphasizes that it generally considers an instrument to be economically tied to an emerging market country if (i) the issuer or guarantor is a government of an emerging market country (or any political subdivision, agency, authority or instrumentality of such government), (ii) the issuer or guarantor is organized under the laws of an emerging market country, or (iii) the currency of settlement of the security is a currency of an emerging market country.

As you know, for funds that have a policy to invest at least 80% of their assets in investments economically tied to a particular country or region suggested by their names, Rule 35d-1 requires that those funds disclose in their prospectuses the specific criteria that are used to select investments that meet this standard.1 The release adopting Rule 35d-1 provides that in order for an investment to be “economically tied” to a particular country or region, such an investment must expose the fund’s assets to the economic fortunes and risks of the country or region indicated by its name.2 This approach was designed to provide funds with greater flexibility than the policy initially suggested in the proposing release, which would have required funds to invest in securities that met one of three specified criteria.3

The Registrant believes where a Portfolio invests in instruments of issuers that are organized under the laws of emerging market countries, the Portfolio gains exposure to the economic fortunes and risks of those countries. Although global economies and financial markets are increasingly interconnected, issuers may be acutely affected by favorable or unfavorable

[1]	Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001).
[2]	Id.
[3]	Investment Company Names, Investment Company Act Rel. No. 22530 (Feb. 27, 1997) (the “Proposing Release”). Specifically, the investment would have to have been in: (i) securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company's name or that maintain their principal place of business in that country or region; (ii) securities that are traded principally in the country or region suggested by the company's name; or (iii) securities of issuers that, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region suggested by the company's name or that have at least 50% of their assets in that country or region.

Brion R. Thompson December 13, 2010 Page 4

macroeconomic trends affecting their countries of organization, such as growth of gross domestic product, rates of inflation, capital reinvestment, resources and balance of payments position. Similarly, investments in issuers organized under the laws of non-U.S. countries may expose the Portfolios to various non-U.S. risks, such as differences in accounting, auditing and financial reporting standards, the possibility of nationalization, expropriation or confiscatory taxation, adverse changes in investment or exchange control regulations and political instability. In addition, with respect to certain money market instruments, the Registrant also believes it is appropriate to look to the guarantor’s country of organization, as the country-specific factors discussed above may affect the credit quality of and/or risks associated with such an instrument.

The Registrant believes that the criteria in the Proposing Release are instructive as to whether an investment in an issuer organized under the laws of a non-U.S. country provides the requisite exposure to the economic fortunes and risks of the non-U.S. country. The Registrant notes that one of the criteria found in the Proposing Release permitted a fund to invest in securities of issuers organized under the laws of the country or of a country within the geographic region suggested by the fund’s name.4 In fact, the Staff has consistently permitted funds to include as qualifying assets, for purposes of their non-U.S. asset test, investments in securities of issuers organized under the laws of non-U.S. countries.5

Comment 3: As the PIMCO Long Duration Corporate Bond Portfolio includes “Bond” in its name, please revise the 80% test disclosed in the Portfolio’s Principal Investment Strategies section to reference “corporate bonds” instead of “corporate Fixed Income Instruments.” Pursuant to Rule 35d-1, the word “bond” in the Portfolio’s name suggests a certain type of investment and, consequently, that the Portfolio will invest at least 80% of its assets in “corporate bonds.”

Response: The Registrant does not believe that its use of the term “Fixed Income Instruments” rather than “bonds” in describing the Portfolio’s investments raises any issue under Rule 35d-1. The Staff has stated that for the purposes of Section 35(d), investing in “debt instruments” is sufficient for funds with “bond” in their names. Specifically, the Staff’s generic comment letter of February 25, 1994 states that “…a fund using the term ‘bond’ in its name satisfies the requirements of Section 35(d) of the 1940 Act and Guide 1 to Form N-1A if it invests at least 65 percent [now 80 percent] of its total assets in debt instruments.”

The capitalized term “Fixed Income Instruments” is defined prominently at the beginning of the Characteristics and Risks of Securities and Investment Techniques section of the Offering

[4]	Id. See also, e.g., Rule 3b-4 under the Securities Exchange Act of 1934 (defining a “foreign issuer”).
[5]	Letter to Registrants at II.A (Feb. 22, 1993).

Brion R. Thompson December 13, 2010 Page 5

Memorandum to include a variety of debt instruments. The Registrant believes that this disclosure adequately describes what the Portfolio considers to be a “bond” for purposes of its investment policies, and is consistent with Section 35(d) and Rule 35d-1 thereunder.

Comment 4: Long-term funds should maintain and disclose an average dollar-weighted portfolio maturity of more than 10 years. Although the PIMCO Long Duration Corporate Bond Portfolio’s Principal Investment Strategies section states that “the dollar-weighted average maturity of the Portfolio is normally expected to be more than 10 years” and the “average duration of the Portfolio varies,” add disclosure clarifying that the Portfolio’s average duration will be consistent with use of “long” in the Portfolio’s name.

Response: Duration is a measure of a bond’s price sensitivity to interest rate risk that considers the coupon rate, the coupon payment frequency, the stated maturity date and potential prepayments before the stated maturity date. Duration is calculated formulaically by computing the present value of a bond’s future cash flows, discounted at an appropriate market rate of interest that is adjusted for embedded credit risks and the estimated life of the bond. The duration of a bond will be lower than its maturity (except for a non-callable zero coupon bond, for which the stated maturity date will be equal to the bond’s duration). Duration is typically stated in years, and has been interpreted to be the weighted average time in years for the receipt on a present value basis of the cash flows of a bond.

Call or sinking fund features can reduce a bond’s duration in years to an amount that may be substantially below that of the stated maturity. For example, most municipal bonds have call features that permit the issuer to call a bond after a designated non-call period, typically 10 years. In an extreme case, where the prevailing yields are below that of a bond’s coupon rate and the non-call period has either expired or has a relatively short time period remaining, the duration of the callable bond will be substantially below that of its remaining time to the stated maturity date. Under these circumstances, the duration of the callable bond will be quite short – one year or less – although the stated maturity date may range up to 20 years.

Given the fact that the duration of a particular bond may be substantially less than the length of time until its maturity, the Registrant believes that it is consistent with Rule 35d-1 that the normal average duration of the Portfolio varies, including a potential average duration of less than 10 years from time to time.

Moreover, whether Rule 35d-1 is applicable to the Portfolio’s name is questionable. The adopting release for Rule 35d-1 states in part:

In particular, the Division [of Investment Management] has required an investment that included the words “short-term,” “intermediate-term,” or “long- term” in its name to have a dollar-weighted average maturity of, respectively, no more than 3 years, more than 3 years but

Brion R. Thompson December 13, 2010 Page 6

less than 10 years, or more than 10 years . . . . The Division has concluded that it will continue to apply these maturity criteria to investment companies that call themselves “short-term,” “intermediate-term,” or “long-term” because they provide reasonable constraints on the use of these terms.6

The Registrant believes that, because the Portfolio uses the term “Long” and not “Long-Term,” its name falls outside the scope of the position of the Division of Investment Management articulated in the adopting release.

Comment 5: The PIMCO Municipal Sector Portfolio’s Principal Investment Strategies section states that the Portfolio may invest, without limitation, in residual interest bonds (“RIBs”). Please explain whether the Portfolio’s transactions in RIBs will be subject to FASB Statement No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“FAS 140”). Also, please represent that the Portfolio’s financial statements, financial highlights and other materials containing financial information, including but not limited to the Offering Memorandum fee tables, will properly reflect transactions in RIBs and that the Portfolio’s independent accountant concurs with the accounting treatment of such transactions.

Response: The Registrant intends to account for the Portfolio’s transactions in RIBs in accordance with FAS 140. For example, if a transfer of fixed rate municipal bonds meets sale criteria under FAS 140, the Portfolio will record a sale of the fixed rate municipal bonds and a purchase of the associated RIBs. Conversely, if the transfer of fixed rate municipal bonds does not meet sale criteria under FAS 140, the Portfolio will account for the transfer as a secured borrowing by including the fixed rate municipal bonds in its Schedule of Investments and recording the floating rate notes issued by the trust issuing the RIBs as a liability in its Statement of Assets and Liabilities. In addition, the Portfolio will cause its other financial statements, financial highlights and other materials containing financial information to reflect the accounting treatment described above. The Registrant has discussed this response and the accounting treatment described above with its independent accountant.

[6]	Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001); see also Investment Company Names: Frequently Asked Questions About Rule, SEC No-Action Letter (pub. avail. December 4, 2001) (describing the Division of Investment Management’s position with respect to funds which have “long-term” in their name that such funds should have a dollar-weighted average maturity of more than 10 years).

Brion R. Thompson December 13, 2010 Page 7

Offering Memorandum Supplement

Comment 6: Confirm that the front cover page of the Offering Memorandum Supplement complies with the requirements of Item 14(a)(1) of Form N-1A.

Response: Comment accepted. With regard to the main Offering Memorandum Supplement that relates to each Portfolio except one, the Registrant will update the cover page, at the next opportunity to do so, to include the names of all series to which the Offering Memorandum Supplement relates. The names of each series to which the Offering Memorandum Supplement relates are currently included on page 1 in lieu of the front cover page. With regard to the Offering Memorandum Supplement that relates solely to the PIMCO Short-Term Floating NAV Portfolio, that Offering Memorandum Supplement currently satisfies the requirements of Item 14(a)(1) of Form N-1A.

***

In addition to these comments, you requested that the Registrant make certain representations concerning Amendment 229 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel
Adam T. Teufel

cc:	J. Stephen King, Jr., Pacific Investment Management Company LLC Audrey L. Cheng, Pacific Investment Management Company LLC Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Funds

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

December 13, 2010

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”) (File No. 811-05028)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Amendment No. 229 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on July 29, 2010 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Adam T. Teufel at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow
Peter G. Strelow
Vice President

cc:	Brendan C. Fox, Dechert LLP Adam T. Teufel, Dechert LLP J. Stephen King, Jr., Pacific Investment Management Company LLC Audrey L. Cheng, Pacific Investment Management Company LLC